2004 ANNUAL REPORT

ciber



THE NEW STANDARD

OF IT SERVICES

AROUND THE WORLD

Specialists who are committed to excellence, willing to lead, and have a passion to effect change.

CIBER's World 2004


United States
United Kingdom
Netherlands
Norway
Germany
Spain
Sweden
Denmark
Czech Republic
Russia
Canada
China
Singapore
Austria
Finland
European Union
India

Table of Contents

Building the Brand



Corey Pavin returned to Shinnecock on Long Island in 2004 to defend his 1995 U.S. Open victory – this time sporting a CIBER cap. Compete he did – getting significant TV coverage and well placed on the leader board on Sunday.


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Colorado Proud!
www.ciber.com

The University of Denver NCAA Championship hockey team is a class act. We're honored to support the Pioneers through sponsorship of their zamboni and dasher boards.



CIBER's memorable Purple "i" character continued to win the hearts and minds of customers in 2004. As in the past, new TV commercials debuted on the network telecast of The International Golf Tournament at Castle Pines and ran throughout the year on CNBC.

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Financial Highlights

In thousands, except per share data	Year Ended December 31, 2000	2001	2002	2003	2004
Operating Data:					
Revenues	$621,534	558,875	608,318	691,987	843,021
Amortization of intangible assets	$ 14,032	12,155	910	2,664	4,214
Operating income before goodwill impairment	$ 23,876	2,596	24,522	32,463	51,268
Goodwill impairment charge	$ 80,773	-	-	-	-
Operating income (loss)	$(56,897)	2,596	24,522	32,463	51,268
Net income (loss)	$(66,775)	1,684	14,178	19,984	29,701
Earnings per share – diluted*	$ (1.15)	.03	.22	.31	.45
Cash net income [1]	$ 24,846	10,679	14,724	21,582	32,314
Cash earnings per share – diluted [1] *	$ .42	.18	.23	.33	.48
Share Data:					
Weighted average shares – diluted*	57,900	58,698	63,989	65,451	74,642
Shares outstanding at end of period	56,775	60,455	64,117	58,599	62,542
Share price at end of period	$ 4.88	9.45	5.15	8.66	9.64
Balance Sheet Data:					
Current assets	$157,412	160,765	163,769	292,642	274,881
Total assets	$326,347	368,751	427,141	573,323	758,672
Total current liabilities	$ 54,494	58,827	62,922	80,090	136,010
Total liabilities	$ 54,494	77,461	93,779	268,691	377,132
Total shareholders' equity	$270,242	291,290	327,530	304,632	377,663
Other Data:					
Revenue growth	(16.2%)	(10.1%)	8.8%	13.8%	21.8%
Operating income margin **	4.3%	1.0%	4.0%	4.7%	6.1%

[1] Cash net income equals net income plus tax adjusted amortization expense and 2000's goodwill impairment charge.
* Adopted EITF 04-8 effective as of December 2003, which synthetically increases net income and shares outstanding and reduces stated EPS.
** Excluding impairment charge in 2000.

Revenues
$ Millions


800
750
700
650
600
550
2001
2002
2003
2004

Net Income
$ Millions


25
20
15
10
5
0
2001
2002
2003
2004

GAAP EPS*
Actual $


.40
.32
.24
.16
.08
.00
2001
2002
2003
2004

* Including FASB's EITF 04-8 adjustments to actual results

To Our Shareholders:

We have now been public for 11 years. 2004 may very well be our greatest of them all.

Formed 31 years ago in 1974, CIBER has grown to become one of a few, one of the truly relevant, international, IT consultancies in the world.

Firsts.

We went public in 1994, before it was fashionable in the later '90's. We began to take on the Big 8 Accounting consultancies in greater measure when we entered ERP integration in 1995. Now, CIBER is still standing and 3 of those 8 exist independently.

We have played catch-up like the marathoner in the back of the pack, worse than the racecar in late May's row eleven. We have lived by our wits and efforts, our $250 million of aggregate net income – and some of your cash – to become a nearly $1 billion player as 2005 begins.

Along the way, we have become more Public Sector (Federal & State) oriented, more European, and more SAP-related – simply a bigger, better business, all while improving profitability and maintaining high customer ratings.

2004 in Review:

So what made 2004 so special? It is hard to pick a starting point, but M&A was very significant as we rounded out our business model reinvention. Chronologically:

January - The acquisition of FullTilt, Inc.'s $14 million services division increased wonderfully our Philadelphia and Pittsburgh Custom Solutions Commercial branch offices.

March - Added $120 million SCB Computer Technology, a Memphis-based, old-line IT consultancy, with a larger (50%) Federal government business, sizeable (35%) State & Local government business (in over a dozen states), and a Commercial business unit as well.

May - Brought us a very nice and capable group in the U.K. Midlands – Ascent Technology, Ltd. This $40 million, 20-year-old company not only added new revenue and geography, but also expanded our business model with Sage, SAP All-in-One and Ascent's own products and services.

September - Finding even more than we were seeking in Germany, first combining the founding principals' ownership and later most of the public's shares. The operations of Novasoft AG, a Heidelberg, Germany $78 million SAP consultancy, with offices throughout Europe plus Asia and the U.S., truly transformed our greater European footprint. We have increased our original 67% investment to 95% in February 2005 and are now proceeding to collect the remaining minority interests.

CIBER Scorecard

	Percent Change		
	2002	2003	2004
Revenue	9%	14%	22%
Net Income	28%	41%	49%
Stock Price (EOY)	-46%	68%	11%
DJIA (EOY)	-17%	25%	3%

Collectively, we couldn't be happier with our newfound partners from Philadelphia to Shanghai, from Helsinki to Hinckley, and from Barcelona to Portland to Harefield (London area).

Growing Our Value to Clients

And, 2004 was not just an M&A year. New multi-year, multi-million dollar outsourcing clients included:

- Nashville Electric – New three year contract
- World Bank – New five year contract
- Essent Energie – New service level agreement
- Sharp Electronics – New five year contract

Our Reinvented Business Model: 2001-2004

What industry began in the 1960's significantly stopped quickly in 2000 when Y2K ended and dotcom dominated, and the brakes were put on IT spending. Reinventing on the fly, in the air with engines running, was mandatory. Cost cutting and new revenue streams were essential.

We are continuing to harvest the fruit of our hard work since 2001, when our business model reinvention accelerated in full intensity.

Fewer but larger acquisitions have led to a new CIBER (see inset). A far greater public sector thrust, a very material expansion in Europe and an ERP makeover with SAP becoming predominant – all positioning us for an even greater 2005.

As we exited the 20th century, our industry changed on a dime.



Business Model Reinvention: Putting It All Together
1999
State 5%
Federal 6%
U.S. ERP Packages 25%
Commercial 64%
$742 Million
2004
State 14%
Federal 19%
Commercial 40%
Europe 17%
10%
SAP
$843 Million
2005e
State 14%
Federal 17%
Commercial 36%
U.S. ERP Packages 11%
ERP
~$1 Billion

Our New Model is Succeeding, Taking Share.

More subtle, but no less critical, we are now more solutions, less staffing, oriented. We want to work for clients that appreciate our good people. Giving the boot to the few three-letter clients that want only price, not quality, has actually been enjoyable.


2
0
0
4

Milepost 2004

Please know this is a journey for CIBER. What began by three people as mainframe staffing in Detroit in 1974 is now a whole lot more: over 80 offices in 17 countries, and over 8,000 people. Domestic & International. Staffing & Projects. Custom & Packages. Private Sector & Public Sector. And, Private to Public. *CIBER continues to build on its past to grow its future.*

We think you can see why we are so proud of 2004 and how it positioned us well for 2005 and beyond.

Goals for 2005

Foremost is the continued financial progress that began in late 2001. The assimilation of 2004's major business combinations continues, particularly in Europe. The further development of our worldwide SAP practices is vital. Two of our U.S. Custom Solutions Practices (Commercial and State & Local) have been reorganized for 2005 to focus on growth. Our U.S. Federal Practice also has a new charge to greatly grow its scale. And, various organic growth initiatives, including our new domestic development centers named CIBERsites, (see page 8), our alternative to offshoring U.S. jobs, round out our set of material tasks for 2005. A full menu.

The New Costs of Capital Markets

We would have made you another $1 million if it wasn't for Sarbanes-Oxley. And, we would have reported another $0.03 of GAAP EPS for 2004 if it wasn't for (in my personal opinion) FASB's EITF Issue 04-8 investor misleading adjustments, wherein we now add income we didn't make to our real income, then divide by added shares that are not outstanding to report Earnings Per Share to you.

Of significant concern to all public companies today are the consequential actions, unintended and otherwise, by bureaucrats and legislators, well intentioned, but not always well advised, that are wreaking higher costs without commensurate investor benefits. This financial terrorism on Corporate America is wide-spread, was born out of lax supervision of a few very bad actors, and threatens at times to not only mislead investors on operational performance of companies, but to further build in "high U.S. cost society" elements, making America even less competitive on the world economic stage. Europe, for example, knows this problem well, but America has not been a good student of this history.

At CIBER, we have always been proud of our financials and our internal controls –These are built on "good people", not edicts from Congress (SOX), FASB, or others. The pendulum has swung too far, but it will only swing back with better self-governance by Corporate America and a stronger stance by well-run, relevant public companies, en masse – not more high-cost emitting regulations that penalize shareholders, that make America more expensive and less competitive, and that constrain capital formation.

New Directors

We are pleased to announce two new independent directors as of February 2005 that we believe will add experiences, skills and care to our guidance.

Paul A. Jacobs – Founding partner of Jacobs, Chase, Frick, Kleinkopf & Kelley LLC, a Denver-based law firm with counsel and skills in many industries. Mr. Jacobs has over 30 years of legal experience with public and private firms.

Dr. Jim Wetherbe – A well-known technology academician that not only writes and speaks on business topics, that also has over 10 years of public company board experience (Best Buy). Dr. Wetherbe is currently the Stevenson Chair for Computer Science at Texas Tech University. Previously he was on the faculty at the Universities of Minnesota, Memphis and Houston and worked commercially for CSC/Index, Houston Oil and NCR.



Bobby G. Stevenson and Mac Slingerlend

A Big Thanks to Jim Rutherford

When CIBER went public in 1994, we were obligated to immediately find at least one outside director to sit on our Board of Directors. We got lucky when we were introduced to Jim Rutherford from Columbus, Ohio. Jim had run his own business based on IT software products, not so much services. However, his related experience and "been there, done that" have proved invaluable time and time again. Eleven years was a great commitment to CIBER's management and shareholders. JAR, you have served us all well. Thank you, and enjoy retirement.

Thanks to Ed Longo, too

Ed joined us in May 2002 as EVP/Chief Operating Officer. A 30+ year industry veteran, Ed has principally been responsible for our move towards "solutions sales", including outsourcing. Ed promised us 2 years and gave us 3; maybe he enjoyed it here! Thanks, Ed, and we would say "break a leg", but you tried that once. So, enjoy the Cape, the Patriots, and the family.

And Thanks to you

Our customers, our employees and their families, and our shareholders. We try our best to be good stewards of your trust in us. Our 11 public years have been gratifying – and we hope 2005 sets some more records and marks more accomplishments for all of us.

Mac Slingerlend
President & CEO

U.S. Commercial Solutions Practice

CIBER was founded in 1974 to serve the application software needs of Corporate America. As we have evolved from U.S.-only customization of mainframe software to include ERP, to include the public sector, and to include Europe and Asia, our roots remain grounded where it all began.

CIBER's Commercial Solutions Practice remains our largest singular activity, with $350 million in revenues, over 3,000 employees, 40 offices and hallmark clients like Ford, Xerox, Verizon, CVS, Manulife, Cingular, GM, American Express, Honeywell, Wachovia, World Bank, Sharp, Disney, Boeing, Fidelity, Alcoa, Federal Express, ... This seemingly exhaustive list is the tip of the iceberg, but they represent multi-million dollar annual relationships that appreciate the quality of CIBER's consultants, the care we take and the value we add, every day.

THE HENRY FORD

The Henry Ford project in Dearborn, Michigan is a massive expansion of the world-renowned Henry Ford Museum and Greenfield Village. CIBER is pleased to make a very meaningful contribution to this cause.



Left to right: Bill Hazelton, Detroit Vice President/Area Director, CIBER; Mac Slingerlend, President/Chief Executive Officer, CIBER; Steve Hamp, President of the Henry Ford, and Joe Mancuso, Regional Vice President, CIBER.



In 2004, the Commercial Solutions Practice continued to focus on its "sweet spot," being the "Applications Experts." Mergers and acquisitions, government mandates, customer expectations and competitive necessity fueled CIBER's opportunities to build new, and extend existing, applications for our clients. Government mandates including Sarbanes-Oxley helped drive our application integration services, especially around data management, data stewardship and data governance.

Our "Build-Integrate-Support" go-to-market strategy continued to prove successful and drive business during 2004. Long-term relationships and domain knowledge of our customer's applications have led to the several long-term, multi-million dollar outsourcing engagements mentioned earlier.

In addition to our core Global 2000 clients, we saw an influx of mid-cap clients looking for alternatives to their current external services providers. CIBER's ability to be flexible in its delivery capabilities and pricing scenarios were attractive to this emerging client base.

Not only did we see a change in our clients based on size, we also recognized movement in industry verticals. Both the telecom and the high tech sectors continued to grow in 2004. An upward spend was also seen in the financial services, retail and manufacturing sectors of the commercial marketplace.

The 3000+ professionals of our Commercial Solutions Practice continue to leverage leading technologies to assist clients in driving business improvement through information technology. Our seasoned project managers, business analysts and developers use CIBER's proven methodologies and project management processes to execute our Global Delivery Model. CIBER's focus on quality continues throughout our nationally located Commercial Solutions Practice branches. Our ongoing quality delivery initiatives have also resulted in continued unsurpassed client satisfaction. This focus on client satisfaction enables us to maintain our industry leading 94% client retention rating.

Our June 2003 addition (formerly AlphaNet) to our Edison, NJ office had an important 2004. They not only won the new multi-year, multi-million dollar outsourcing engagement with Sharp Electronics over better-known competition, they also helped CIBER win other business in Edison and throughout the U.S. (AZ, WY, GA, DC, ...).

We also continued supporting our offices across the U.S. with advanced selling skills, plus technology specialists in data architecture and integration, security and outsourcing contracts.

Commercial clients continued to have the same business drivers they have had for the past several years: the ability to drive costs out of the enterprise, decrease time to market, reduce risks and increase quality. All of these are possible when using CIBER's Global Delivery capabilities. Our capabilities were further enhanced as we began 2005 with the addition of CIBERsites (onshore, low cost development center (See page 8)). With the capability to build, integrate and support applications at the client site, off-site domestically (CIBERsites) or offshore (CIBER India), CIBER can satisfy the business drivers and give our clients the best value, quality and choice - anywhere.

CIBER's Commercial Solutions Practice is well positioned and poised to take advantage of any and all increases in IT spend for 2005. We have all the components: global delivery, flexible pricing, seasoned professionals, geographic coverage, and most importantly – a long-standing reputation of quality (saying what we do and doing what we say) – to meet the needs of our private sector clients.



SHARP ELECTRONICS CORPORATION

In 2004, when Sharp Electronics Corporation headquarters in the US decided to consolidate its IT infrastructure, operations and SAP technical services under one master outsource firm, they turned to CIBER. Under the new master contract, CIBER is responsible for Sharp's IT daily production services and North America data network, multi-site help desk services, as well as SAP technical support and 24 by 7 enterprise monitoring and management. "Sharp Electronics Corporation looked at several ways to meet our requirements. We conducted an extensive evaluation and bid process. CIBER understood exactly what we needed to accomplish from the beginning and worked with us in a true partnership to arrive at the final solution. We're looking forward to a successful next 3 years together" said John Stevenson, CIO of Sharp in the Americas.

Left to right: John Stevenson, CIO, Sharp in the Americas; Mark Perlstein, Vice President, CIBER IT Operations; Annette Brundage, Account Manager, CIBER; Robert Cook, Director of IT *Shared Services, Sharp in the Americas; and* Curt Russell, Program Manager, CIBER



CIBERsites

The grand opening of our initial CIBERsites location in Oklahoma City, January 12, 2005.


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Left to right: Kathryn Taylor, Oklahoma Secretary of Commerce; Mike Murphy, Vice-President, CIBERsite Mac Slingerlend, President/Chief Executive Officer, CIBER; Mick Cornett, Mayor of Oklahoma City; and Tim Boehm, President, CIBERsites

CIBER is a leader, not a follower. For over a decade, CIBER has demonstrated "me, too" is not what we are about. "Not good enough, not leading" is not our style.

CIBERsites was created to help our customers save money and give them an alternative global delivery solution to in-house, offsite and offshore services.

Our customers universally need to be effective with their limited budgets, we know that. They found that creating software could be done offshore for less money – and they went that direction. But some IT work isn't well suited for offshore, yet has to be implemented at the lowest price point possible.

CIBERsites is the right solution at the right time. By utilizing meaningful, yet not the most major metropolitan areas, where labor and rent costs are lower – yet skills are high – we have created a "Made in America" alternative to supplement other choices our customers have to outsource work.

With diligent attention to cost, productivity and quality, CIBERsites provides CIBER an additional opportunity for organic revenue growth, an innovative offering to discuss with prospective clients. All, while maintaining margins on par with CIBER's existing business.

Site #1 is in Oklahoma City. Oklahoma City has a great labor force, a supportive Mayor and Chamber of Commerce and a blend of more experience with new graduates from an excellent university system.

Site #2 is in Tampa – announced as this report went to press.

Now, CIBERsites represents leadership in the next phase of our industry's maturity, that of reversing the pendulum that all IT work must be outside the U.S. The U.S. can compete as a society when its people try. CIBERsites is good for the U.S., our customers, our employees and our shareholders.

We hope to add several more cities and up to 200 new jobs in each city over the next 12-18 months.

Renowned economist David Ricardo said in the 1800's (paraphrased) that "Work will be done wherever it can be done cheaply, with quality, in quantity, on time and delivered where it needs to get efficiently." Offshoring of U.S. jobs and work happened in "manufacturing" industries from the 1970's through the 1990's. With satellites and the Internet, I.T. services joined the offshore party more recently. CIBERsites bucks this trend with a Ricardian solution for America.

Federal Government Solutions Practice

CIBER's Federal Practice provides information and engineering technology services and solutions, primarily to homeland defense and other military agencies, but also to quasi-Federal agencies and activities. CIBER Federal had a very successful 2004, supporting our government customers in mission critical roles that support our national priorities to secure critical infrastructures, improve intelligence, and transform federal agencies to be more efficient in delivering citizen services.

Through acquisition and organic growth, we increased our revenue run rate in 2004 by approximately $80 million to $162+ million, and added over 1,000 skilled employees in the Federal sector. This now gives us a strong position in the Federal energy sector, custom courseware development, and finance/accounting business

CALL CENTER, TRAINING & INFRASTRUCTURE SERVICES

CIBER Federal Solutions' clients include nearly 100 major U.S. Army installations across the country, providing information technology support for a variety of processes, systems and applications, including:

- Managing Distributed Learning Systems and digital training facilities
- Software lifecycle support for the training infrastructure
- Management of the largest frame relay network in the world - 50,000 computers in 11,000 locations
- Help desk, with Tier 1 and Tier 2 resolution for 50,000 users nationwide
- NOC management, engineering and administration
- Telecommunications support










UNITED STATES POSTAL SERVICE
U.S.MAIL

process outsourcing, as well as further strengthening our position in the defense sector. Highlighting part of what we do:

Homeland Security – CIBER continues to support the Department of Homeland Security United States Citizenship and Immigration Services (USCIS) priorities of promoting national security, and transforming and improving the delivery of immigration and citizenship services. CIBER also supports the Department of Homeland Security Border and Transportation Security (BTS) priorities of securing our nation's borders and transportation systems and enforcing the nation's immigration laws.

Physical Security – Physical security and critical infrastructure protection is a major priority for the Federal government as it strives to protect our homeland. We are focusing on: ports, utilities, oil, gas, and pipeline industries, and other organizations charged with protecting our homeland. CIBER offers technology solutions that increase physical security in this time of heightened national security. For example, we were successful winning a contract to deliver a comprehensive integrated Internet based port security system that uses wireless network, smart camera technology, and radar to the Port of Lake Charles, LA., one of the largest ports in the U.S.

Aerospace/Intelligence – 2004 was another successful year for CIBER Federal's aerospace and intelligence practice. The focus this past year was the continued support of the Homeland Defense mission by supporting the U.S. Northern Command (USNORTHCOM) and North American Aerospace Defense Command (NORAD) operational and planning missions, as well as the day-to-day support of the Transportation Security Agency's mission, a new effort for CIBER.

At U.S. Strategic Command (USTRATCOM) CIBER continued key support for the security of our nation through a full range of technical, analytical, and operational services for the Integrated Tactical Warning/Attack Assessment (ITW/AA) and Theater Missile Warning Functional Managers. The scope of work includes change control management, user integration and coordination for worldwide missile warning operators, command and control evaluation and operational and requirements analysis of the end-to-end performance.

Outsourcing – Our Federal Outsourcing Practice continues to assist several Federal agencies by performing onsite and offsite

BONNEVILLE POWER ADMINISTRATION

Bonneville Power Administration (BPA) is a Federal agency headquartered in Portland, Oregon, that operates one of the most reliable transmission grids in the world. BPA markets electricity at cost to Northwest utilities from 31 federally owned dams, one nuclear plant, and a large wind energy program. BPA needed a very cost-conscious contractor with the capabilities to step in and be responsible for support across all functional areas of their business. This included technical and professional support in engineering, transmission marketing, real property management, energy conservation, Geographic Information Systems, information technology, and expertise to accomplish specific system maintenance and enhancement services.

CIBER Federal has answered the challenge, providing the fundamental hands-on technical and engineering work force covering virtually all aspects of day-to-day BPA operations. CIBER has successfully managed BPA's objective to consolidate multiple contracts, eliminate inconsistencies in services, and develop economies of scale to provide higher quality and more cost effective support for BPA.



Left to right: Tom Roebuck, Operations Manager, CIBER; Tony Flores, Systems Analyst, CIBER; Paul Taylor, Systems Analyst, CIBER; Neela Ramanathan, Systems Analyst, CIBER; and Gary Jaskowiak, Project Manager, CIBER






CDC
CENTERS FOR DISEASE CONTROL





functions to support their business and technology plans. It is the task of CIBER's Outsourcing team to assume the daily activities that prevent clients from concentrating their efforts on those tasks they want to focus on. This Practice continues to grow at a fast pace. Among other activities, we support help desks, customer care centers, application maintenance, production hosting/support, and networks.

Healthcare represents one of the largest areas of expenditure within the Federal government. CIBER has a strong track record in delivering healthcare solutions. We have provided web-based collaboration and web-based training solutions to the Centers for Disease Control for many years, as well as consulting and information architecture assistance to the Veterans Administration as it integrates military and veteran healthcare information.

Enterprise Applications – We experienced considerable success in 2004 selling and delivering complex information technology solutions for our customers in agencies such as the Department of Homeland Security, the Centers for Disease Control and the Department of Agriculture.
In addition, we continued to demonstrate our knowledge and expertise in voting systems as one of only two companies certified by the federal government to test voting system software- a successful non-subject in 2004's election!

Energy – Our Federal Energy Practice continues to build momentum. We provide significant IT and engineering professionals supporting Bonneville Power Administration (BPA), a major Department of Energy Federal Power Marketing Administration (PMA) headquartered in the Pacific Northwest. CIBER provides the fundamental professional, technical, management, and administrative work force covering virtually all aspects of day-to-day BPA operations, including power and transmission resources planning and analysis, power system operations and maintenance, management and administrative support, and software engineering activities.

U.S. Postal operations are also a major focus area. In the past year, we have expanded our business with the United States Postal Service (USPS) by over 50%. We have successfully developed and delivered systems to track the flow of mail between the U.S. and foreign countries and to military personnel stationed overseas.

Agriculture – CIBER also won an important new contract with USDA/Farmers Services Agency (FSA) to design and construct a state-of-the-art information system called FLPIDS (Farm Loan Program Information and Delivery System) to manage FSA's large portfolio of direct loans to American farmers.

Custom Training/Courseware Support – The acquisition of Remtech Services, Inc. (RSI) brought to CIBER a strong Custom Training Solutions capability. One of our customers, the Centers for Medicare & Medicaid Services (CMS) was coming under increasing pressure to improve the data reliability of information being collected from home health care agencies. We developed courseware to get the correct message out to all the agencies across the country in a way that could be updated regularly while creating a positive impression among this vocal and politically active group of home health care providers.

Business Process Outsourcing – CIBER also brings experience in helping the federal government with financial systems, accounting, and administrative support services. This year several agencies have outsourced work to CIBER to provide a full spectrum of financial systems and administrative support and accounting operations.

New clients and services in 2004 included: Ft. Campbell, Ft. Hood and agency support in the Department of Interior. CIBER also established a premier Federal Call Center. This center supports 2,500 agents and is growing. CIBER completed the first year on two different multimillion dollar, multiyear, US Army TRADOC Directorate of Information Management (DOIM) contracts awarded via the OMB Circular A-76 process. We also now provide support services for The Army War College, Carlisle Barracks, Pennsylvania and for Ft. Rucker, Alabama.

In summary, CIBER Federal Government Solutions Practice had a very meaningful year of growth in revenue, clients, leadership and business model. 2005 will primarily build upon this foundation.

In 2004, the state government marketplace continued experiencing budget deficits and minimal growth in IT spending. Despite this challenging environment, CIBER's State & Local Practice continued to perform and, with the successful acquisition of SCB, now serves 46 states and more than 600 state government agencies. We grew primarily due to our focus on Federally funded/mandated programs in Health and Human Services, Public Health, Labor and Homeland Security.

Health and Human Services - We are one of the largest Health and Human Services (HHS) providers to state governments, currently supporting more than 25 HHS state

ILLINOIS DEPARTMENT OF HUMAN SERVICES

When the Illinois Department of Human Services (IDHS) began an initiative to web-enable certain service delivery applications, they knew they needed a partner with extensive hands-on experience and a history of successfully training and mentoring an internal IT team. IDHS didn't have to look far. Based on a history of providing services to Illinois since 1979, CIBER offered a winning combination, including classroom technology and project management training (followed immediately by active participation in the development process), long-term mentoring and tailoring an iterative development process specifically to the needs of IDHS.

The project is part of IDHS' eCornerstone, an initiative that has set the standard for developing Internet applications for the department. By building on a J2EE architecture that is standards based, flexible, scalable and performance driven, DHS is ensured reliability and repeatability. The new Management Information System, which is designed specifically for use in Youth Services and Delinquency Prevention programs, is housed in the Department's Division of Community Health and Prevention. The initial version of the system was delivered within eight months and the system continues to build on its success. It is currently deployed statewide in over 170 locations and allows case workers to access real-time information via the internet to do assessments and create care plans for their clients.

By continuing to deliver increasingly complex applications and manage aggressive iterative development cycles, IDHS has benefited from improved service to clients, as well as quick productivity gains and increased satisfaction among IDHS employees.



Left to right: Jeff Butler, Project Manager, CIBER; Jeff Eason, Sales Executive for the State of IL, CIBER; Karrie Rueter, Division of Community Health & Prevention, Program Specialist, IL Department of Human Services; Rafael Diaz, MIS, Chief Information Officer, IL Department of Human Services; Gerry Mitchell, MIS, Assistant Bureau Chief, IL Department of Human Services; Julie Hagele, MIS, Manager for eCornerstone Development, IL Department of Human Services; and Joe Marchizza, Springfield, IL Vice President/Area Director, CIBER.


Services



agencies across the country. With an extensive track record and subject matter expertise in the HHS sector, CIBER is an industry leader in the design, construction and implementation of customized solutions for a number of integrated support programs, and has been recognized as a front-runner of Internet-based initiatives. Our solutions are specifically designed to help HHS agencies streamline and automate large volumes of data, including confidential information.

CIBER innovative solutions, like QuickWIC – an integrated, web-enabled application, provides agencies, clinics and the Program Office the ability to administer efficient Woman, Infant and Children (WIC) programs. CIBER's QuickWIC was selected by the State of Wisconsin in 2004 – and many other states are currently evaluating the system for possible use. For the State of Wisconsin: "Given the success of QuickWIC in Pennsylvania, which is about twice the size of the Wisconsin WIC Program, we are confident that a QuickWIC-based solution will help our team to more efficiently and cost-effectively manage our WIC Program," said Patti Herrick, Nutrition and WIC Director for the Wisconsin Department of Health and Family Services.

Mobile Solutions – State employees are required to gather data in the field, while trying to perform their most critical function working with clients. CIBER's experience shows that enabling access to state information systems from the field has become essential in saving time, ensuring greater data accuracy, and improving program and fiscal accountability. Working with our clients, CIBER identified the key capabilities needed to enable mobilization. The end result is an integrated solution – including the hardware, software, services and support – to mobilize state caseworkers, investigators, supervisors and inspectors.

Law and Justice – CIBER currently provides Law and Justice Solutions to more than 150 state and local government clients. For example, Minnesota's Anoka and Dakota County Attorney's Offices are implementing CIBER's CRIMES (Case Records Information Management and Exchange System) to optimize workflow within the counties' criminal justice system. "CIBER demonstrated multiple successes with other State and County Attorney's Offices and that made them the right partner for this important project," said Jay Stassen, Head Attorney for the Civil Division, Dakota County Attorney's Office.

Labor – As the labor market continues to grow, State Labor and Workforce Development agencies face new challenges in efficiently administering programs. CIBER's focused Practice deals exclusively with the appropriate agencies to provide business operations software and custom application development solutions at the State, Federal and local levels. CIBER solutions are deployed in more than 20 states and have received nationwide acclaim from the National Association of State Workforce Agencies (NASWA) and the U.S. Department of Labor's Employment and Training Agency. CIBER proprietary solutions include Workforce Informer and Workforce Development Area (WDA) Portal.

"Local Government" Growth – CIBER also expanded significantly in the local government space in 2004 thanks to major application development and outsourcing engagements at the City of Chicago, City of New Orleans, City and County of Indianapolis, the City of Nashville, and our largest local government client – City & County of San Francisco.

CIBER's State & Local Practice has also launched solution centers to better serve our customers:

Security – Keeping pace with the latest security threats can be daunting for state and local governments. CIBER's full-range of security services is designed to uncover and prevent security breaches – before they happen. From security assessments to policy development and deployment, CIBER is a trusted partner to states such as New Jersey, Colorado, Iowa, Kansas and North Carolina. CIBER's Security Center of Excellence is a leader in custom designed security solutions for clients that operate in high-risk, high-threat and high profile environments.

Enterprise Architecture – As the leading provider of Enterprise Architecture program development services to state governments, CIBER's Enterprise Architecture team is the principal consulting group supporting NASCIO's (National Association of State Chief Information Officers) Adaptive Enterprise Architecture Program (AEAP) and has been instrumental in the design and development of NASCIO's Enterprise Architecture Tool Kits and the Enterprise Architecture Maturity Model (EAMM).

In summary, CIBER has more than 1,000 IT and business specialists dedicated to serving 46 states and over 600 state & local government agencies. Representative state clients include the states of California, Colorado, Florida, Georgia, Illinois, Mississippi, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia. By gaining an understanding of our clients' needs and providing services that immediately deliver value, CIBER has successfully developed long-term relationships. States benefit from a partner that works side-by-side with them to implement projects effectively and efficiently. These are just a few of the reasons that more than 90% of the states in this country have turned to CIBER's State & Local Government Solutions Practice with their information technology needs.



NASHVILLE ELECTRIC SERVICE

Nashville Electric Service (NES) is the 11th largest public electric utility in the nation with more than 325,000 customers in Nashville and Middle Tennessee. In early 2004, NES issued an RFP to outsource its onsite information technology services. After extensive evaluation, NES chose CIBER as its IT outsourcing partner under a multi-year contract to provide all onsite IT services including applications development and maintenance, database administration, security administration, PC support, network support and help desk services. According to Vic Hatridge, CIO of NES, "CIBER demonstrated extensive knowledge and experience with all the major Federal Power Marketing Agencies and, as a global IT services company, has the wide range of resources to ensure our needs are always met."



Left to right: Vic Hatridge, CIO, Nashville Electric Service and John Wood, Nashville Vice President/Area Director, CIBER.

CIBER Enterprise Solutions

In 2004, CIBER's Enterprise Solutions Practice (CES) expanded its ERP capabilities despite continued industry retrenching and consolidation. Our success is driven by a strategy of providing focused enterprise service offerings in vertical markets such as public sector, higher education, healthcare, retail, utilities, manufacturing, grower management and supply chain execution.

CIBER Enterprise Solutions for 2005 represents a $100 million, 500 consultant, multi-package, international implementation practice, offering more diverse and scalable solutions for all customers, from mid-market, to the Fortune 1000, to vertical industries and geographic locations.

Our business model continues to evolve as we expand our service offerings into new software vendor markets such as SAP Public Services, SCT Higher Education Solutions, as well as emerging supply chain execution offerings around vendors such as Red Prairie, Globe Ranger and High Jump. Our RFID Laboratory allows our clients to see how various

When Experience Matters.

ANNIN & COMPANY

Annin & Company is the world's largest manufacturer of United States flags and the official flag manufacturer of the United Nations. To meet increased demand and streamline manufacturing and warehouse processes, Annin opted to implement SAP's R/3 ERP solution. CIBER was selected to implement the solution and later help Annin with a pilot project to implement a pre-release SAP solution for Wal-Mart RFID compliance.

"We chose CIBER due to the skills and knowledge of their consultants, as well as their comprehensive approach to the implementation. With CIBER's methodology, both the technical and the human factors of the implementation were addressed," said Sandy Van Lieu, Annin's Vice President of Marketing, Logistics and Human Resources. Adds Vice President of Manufacturing and Business Systems Carter Beard, "There's no way our company would have gone live without a good SAP implementation partner like CIBER."



Left to right: Sandy Van Lieu, Vice President of Marketing, Annin & Co.; Mike Wingert, Director, CIBER Enterprise Solutions; Carter Board, Vice President of Manufacturing, Annin & Co.; Patrick Verheijen, Principal Consultant, CIBER Enterprise Solutions, and Lindsey Scarlett, Executive Vice President, Annin & Co.



RFID solutions can be integrated into their environment. And, our Higher Education offering continues to grow internationally with the addition of two new prominent universities in the U.K. as clients and prospects continue to build.

Our SAP, PeopleSoft Enterprise™ and EnterpriseOne™, Oracle, Lawson, Supply Chain and Technology Solutions Group Practices place strong emphasis on vendor partnerships to deliver excellent value and bottom-line results for our global customers. Although we have expanded our offerings, we continue to provide the functional application expertise, technical knowledge, and the project management know-how our customers expect, while delighting and surprising them with new solutions, priced for value and delivered on-site, off-site, onshore and offshore.

Adding more color to our Practice expertise:

SAP – With the acquisition of NovaSoft, our SAP practice becomes "CIBER NovaSoft", a global player in SAP consulting with a global

HOUSING AUTHORITY OF THE CITY OF LOS ANGELES

The Housing Authority of the City of Los Angeles (HACLA) is one of the largest public housing authorities in the United States. It manages and operates approximately 9,000 public housing units and 41 housing developments within the city of Los Angeles. CIBER was selected as HACLA's implementation partner to replace an aging, limited-functionality, financial, general services and human resources system with Oracle Applications release 11.5.9. *The project went live on January 1, 2005 after just 9 months.*

According to Richard Becerra, Information Technology Director of HACLA, "Thanks to CIBER, our Oracle implementation has made our processes much more efficient, and our information more accurate. CIBER was able to juggle our immediate need for a rapid, cost-efficient implementation with our long-term needs for well-trained users who understand, *accept and feel empowered by the new system."*



Left to right: Russ Wheeler, President, CIBER Enterprise Solutions; Richard Becerra, Information Technology Director, HACLA; Janice D'Aloia, Vice President, Oracle Practice, CIBER Enterprise Solutions; and Steve Renahan, Director of Planning and Operations, HACLA.





leadership position specifically in SAP Retail solutions. Our CIBER NovaSoft organization boasts more than 1,000 SAP consulting resources and more than 350 satisfied clients worldwide. This Practice was recently named an SAP Strategic Partner for Public Services in the United States, including Higher Education, Public Sector and Utilities, and has closed its first SAP Higher Education engagement in early 2005.

PeopleSoft – CIBER is a PeopleSoft Gold Partner that has helped more than 1,000 PeopleSoft clients in a variety of industries successfully leverage the full suites of PeopleSoft Enterprise™, EnterpriseOne™ and World™ to meet today's challenges and prepare for the future. Since 1991, we have provided functional, technical and project management support to help clients build, integrate and support mission critical systems for real-time enterprises.

Oracle – CIBER's Oracle practice provides complete E-Business Suite software expertise and consulting services to organizations of all types. As an Oracle Certified Advantage Partner in the E-Business and I-Platform tracks, we leverage more than 11 years of experience and relationships to bring a wealth of resources and understanding to projects.

Lawson – CIBER is a Lawson Consulting Partner with more than ten years of experience on more than 1,000 client engagements. In 2004, our Lawson Practice focused heavily on the development of innovative, customer-focused service packages that provide value in such important areas as change leadership, knowledge transfer and quality assurance.

Supply Chain – CES's Supply Chain Practice has provided industry expertise, technical skills and operational experience to support a variety of SCM solutions for more than 15 years. We help provide new direction to our clients' supply chain processes and infrastructure, leading to improved productivity and measurement, reduced costs, and greater profitability across the entire operation.

Technology Solutions Group – Our Technology Solutions Group Practice helps clients drive maximum results from their technology investments and achieve superior business productivity, while reducing capital and operating costs. Our services include assessment and selection of hardware and networking equipment, configuration and installation, mobile computing and network solutions, system upgrades, security and performance, and integration services and tools.

Overall, our CIBER Enterprise Solutions Practices are a market-leading CIBER competitive advantage, a differentiator. Operating internationally, CES is a virtual, traveling organization of several hundred experienced consultants, envied by our competitors and celebrated by our customers.

An amazing year!

2004 represented another amazing year of evolution and growth for CIBER in Europe!

- We started the year with operations in five countries; we now have offices in 11 European countries and two in Eastern Asia (administered from Europe)
- We started the year with nine office locations; we now have 23
- We started the year with around 650 employees; we now have almost 1400
- We started the year with a revenue run rate of c. $80 million; it is now over $210 million

The European business achieved 2004 revenues of over $140 million and accounted for 17% of CIBER's worldwide revenue. This is projected to exceed 20% in 2005.

Of the total 2004 revenue, 80% came from five key vertical market sectors:

- Manufacturing: 28%
- Business services: 13%
- Public sector: 15%
- Financial services: 12%
- Energy and utilities: 12%

A year of significant investment

During 2004, we merged two top quality companies with CIBER, adding a total of c.700 employees with c.$120 million in annualized revenue.


ascent

In May 2004 we acquired **Ascent Technology Ltd.**, a profitable UK Midlands based company with annual revenue of approximately $40 million and approximately 200 employees in 5 UK offices. Peter Lloyd founded, and Gary Springall led today, this combination provided the needed additional scale to our UK business model and supported our strategy of growing a significant SAP business stream in Europe. Incorporated in 1985, Ascent has extensive expertise in delivering competitive ERP solutions from SAP and Sage, most often to mid-sized enterprises, and focusing on certain key industry sector vertical markets. The acquisition also brought us a set of CRM solutions based on Microsoft technology.

Ascent Solutions (SAGE and Microsoft) has in excess of 400 customers, all of whom have been active accounts during 2004. Ascent's SAP Division also brought with it 35 meaningful customer relationships. Although the business unit is now fully rebranded as CIBER UK, the Ascent name lives on as the brand name for our own CRM product set.

At August's end, we acquired a majority stake (from co-founders László Gotthard and Georg Konrad, who continue with us) in **Novasoft AG**, an international consultancy headquartered in Germany, specializing in implementation of SAP products. Since August we have been in the process of acquiring the remaining minority shareholdings and are now over 95%.

The Dannebrog of Denmark is no doubt the oldest flag design still in use.



Founded in 1989, Novasoft became one of SAP's leading integrators for the retail industry, as well as blue-chip customers in the automotive, chemical/pharmaceutical and manufacturing sectors. An *SAP Alliance Partner*, Novasoft implements all of SAP's ERP products, including mySAP.com and industry-specific applications. Novasoft added approximately 450 employees to CIBER Europe in Germany, Spain, the UK, Austria, Finland, Czech Republic and Russia, and further added an Asian presence with offices in Shanghai (China) and Singapore/Malaysia.

The advantages of Novasoft to CIBER Europe included a significant SAP practice in the UK (to work alongside the Ascent Technology merger and its SAP SME practice), plus additional business operations in Europe and Asia that nicely complement our material Netherlands SAP practice and other European operations. In order to capitalize on Novasoft's mindshare with executive management of SAP, the Novasoft business has been re-branded as "CIBER Novasoft".

ciber®
novasoft

The acquisitions of Ascent and Novasoft significantly round out our strategic go-to-market programs for Europe. With approximately 1,400 employees in eleven countries, we now have a strong position in the SAP marketplace, experience in a wider span of industries, and a combination of custom-developed IT solutions as well as other third party and our own Ascent and Novasoft branded products.

In addition, we have been able to further strengthen the CIBER Europe management team, present our customers with much more diverse/comprehensive business offerings and added significantly to our geographical coverage – *2004 was a landmark year in the progress of CIBER Europe!*

Profile of CIBER Europe for 2005

The business combinations in Q2 and Q3 of 2004 made fundamental changes to the shape of our business in Europe. The fourth quarter of 2004 was the only quarter of the year when every piece of the 'new' CIBER Europe was active for an entire quarter. The fourth quarter, therefore, gives a representative view of the business profile going forward:

SAP - Adding the Ascent and Novasoft businesses to our European operation have substantially increased our SAP capabilities and brought many new clients, particularly in the manufacturing (including chemical and pharmaceutical) and retail market sectors. We now serve small, mid-sized, and blue-chip organizations in 10 European countries with our SAP expertise. An SAP Alliance Partner, we are also a Special Expertise Partner in Automotive, Retail and Chemicals.

Manufacturing is now our largest industry sector, accounting for one-third of revenue, boosted by Ascent's prominence in the manufacturing sector and Novasoft's strengths in the chemical and pharmaceutical sectors. Clients include Almatis, AstraZeneca, Aventis, BAE Land Systems (Alvis Vickers), B·A·R Honda, Bayer, Bookham Technology, DuPont, Martin-Baker Aircraft, Pfizer and Philips Lighting.

The **Retail** market sector increased dramatically to over 15% of revenue, with Novasoft acknowledged as Europe's leading integrator of SAP solutions for retailers, having also been the first SAP partner to implement SAP Retail when it was launched in 1996. Clients include B&Q, Big Food Group, Halfords, Lidl & Schwarz and Schäfershop.

CRM has been a focus of CIBER Europe for over 10 years and the addition of the Ascent range of Customer Relationship Management software products adds a new dimension to our CRM offering. Launched in 2000, these products now include an integrated e-marketing suite and the networked call and contact centre suite, serving not only business-to-business (B2B) environments, but also business-to-consumer (B2C) environments though our market specific versions of the product in sport, leisure and charities.

We have enhanced our strength as a pan-European IT player, at the forefront of delivering IT services, in part from our Centers of Excellence, created to offer our customers the latest technology developments and insight into the leading business trends.

Customer stories are a great way to communicate our broad competencies throughout Europe:



SSI Schäfer Shop GMBH
Left to right: Jorg Dietmann, Managing Director, CIBER Novasoft Germany; and Klaus Hollmann, Divisional Head of Organization & IT, SSI Schäfer Shop GmbH



SSI Schäfer Shop Mail Order Group, Germany

The SSI Mail Order Group is one of the ten largest mail order companies in Germany with international operations in 20 European countries. Its retail formats include Schäfer Shop (SSI), OfficeToday, Brigitte International, Schäfer Boutique, Living Today and Brigitte Hachenburg Exclusiv. It distributes more than 60,000 articles ranging from warehouse and office fittings, office equipment and gift articles, clothing and food to lifestyle and hi-tech products.

To facilitate planned expansion in Europe, SSI decided to introduce SAP R/3 so all German and international representative offices and subsidiaries would be supported by a central ERP system. This would enable all the company's business processes to be considerably leaner and faster, and also help to achieve savings in man hours and costs. In the search for a suitable company to get the job done, SSI chose CIBER Novasoft (formally Novasoft) because of its internationally recognized expertise in the retail sector. CIBER Novasoft took responsibility for all aspects of the job, from project management, application consultancy and development through to basic system consultancy.

Switching its entire business processing system to SAP R/3 was the largest IT project in SSI Group history, and made SSI one of the very first mail order companies to use SAP for its entire IT setup. Currently at SSI, more than 1,100 SAP users support some 11 million private and commercial customers.

"With this project, we laid the foundations for integrating all our companies quickly and free of charge. On January 1, 2004 a newly founded company in Spain could be integrated in the productive system for the pilot project within days", explained Klaus Hollmann, SSI Divisional Head of Organization & IT. Given the trouble-free completion of the project "in time and budget" he was full of praise for all those involved.

B·A·R Honda, UK

B·A·R Honda belongs to the fast-paced world of Formula One motor racing and has one goal in mind; winning the Formula One World Championship. Every year the company designs and manufactures a new car – a design cycle which is over three times as fast as a conventional automotive company – at its purpose-built, state-of-the-art engineering facility in England. Each car has around 3,000 components, with hundreds of them undergoing permanent redesign as the team continuously seeks to improve performance.

Building a Formula One car with championship-winning potential is a mammoth task, and the management team recognized it needed an integrated management control system to rectify shortcomings in the business such as lack of information, weak stock control and some very people-dependent processes. The objective was to find a fast, flexible ERP system that could meet the functional requirements of B·A·R Honda and was capable of forming a foundation that could support the business as it grew and developed. B·A·R Honda chose a SAP All-in-One solution from CIBER UK, SAP's preferred partner in the discrete manufacturing and engineering sector.

"As a Formula One team you wouldn't put a rookie in the car. You'd want a professional driver and it was the same choosing our business systems partner," said Nick Fry, Chief Executive Officer of B·A·R Honda.

The twelve stars of the European Union flag have been a symbol of perfection since antiquity, and blue represents the sky over the western world.





B.A.R. Honda
Left to right: [illegible] Miller, Sales Director, SAP Unit, CIBER UK; [illegible] Fry, Chief [illegible] Officer, [illegible] Honda; Paul [illegible]sworth, Business Development Director, SAP Unit, CIBER UK; [illegible] Jones, [illegible] Director, [illegible] UK; and David [illegible], Head of IT, [illegible] Honda.



"CIBER UK and SAP displayed a sound knowledge of the hi-tech engineering world, an excellent understanding of our business, and a great track record with a history of successful customer implementations."

The SAP system went live just nine months after the project started. A number of previous systems have been eliminated, as has duplicate data entry, helping to drive down B·A·R Honda's fixed costs. On the track, reliability and safety has improved because information on component performance is recorded, and parts can be retired before they break.

"The cost control and visibility that the system has brought to B·A·R Honda has been a major contribution to our competitiveness on the track with our 2nd place finish in the 2004 World Constructor's Championship," concluded Nick Fry, CEO of B·A·R Honda.

Instituto de Asistencia Sanitaria (IAS) of Girona, Spain

Offilog, CIBER's Spanish operation, has successfully provided the SAP Healthcare application systems for the new Instituto de Asistencia Sanitaria of Girona.

"SAP was one big challenge, but not the only one". This summarizes the complexity involved in opening a new Hospital: new buildings, installations, health professionals, security systems, and of course, a new IT system. Fortunately, as indicated by IAS Managers, thanks to the outstanding Offilog team, SAP could go live in much smoother way than expected, providing great benefits for the information flow and efficiency in the Hospital core business processes.

It was 11 months of hard work from the initial project team meeting until 'go live' on September 18th, 2004. This is a record period for the Offilog team to start up the IAS of Girona, involving two hospitals: Hospital de Santa Caterina and Hospital Psiquiátrico de SALT.

The project consisted of configuring a new system of healthcare management based on the vertical solution of SAP Hospitals (Healthcare Administration and Management, and Medical Management). Within the complex Medical Management solution, Offilog has implemented functions such as the Medical Documentation, Surgery Rooms, Order Management and Radiology (interfacing the AGFA system). Additionally the project included the implementation of all the billing regarding the Public Servei Català de la Salut and private health insurance companies.

offilog
A CIBER Europe Company



Instituto de Asistencia Sanitaria
Left to right: Sr. Albert Bo[illegible], Computing Department, IAS; Sr. [illegible] Garcia, SAP Consultant, OFFILOG; Sr. Pau Isern, SAP Consultant, OFFILOG; Sr. Josep Mª. Roca, Computing Manager, IAS; Dr. Lluís Joanmiquel, IT Manager, IAS; Sr. Joaquim Gali, SAP Consultant, OFFILOG; Dr. Lluís Franch, CEO IAS; Sr. Candid Mauricio, Account Manager, OFFILOG; Sr. Juan Pablo de la [illegible], Managing Director - Functional Division OFFILOG; and Sr. Carles Fort, [illegible] Manager & Project Leader [illegible].



One of the most important achievements of this project was the integration of the medical processes under the same system, allowing sharing medical and patient data and information throughout all services and departments. Also extremely important was the implementation of the set of medical documents of most of the clinical history for patients in an organized computerized way. This facilitated the job of the healthcare professionals, which now can immediately access that information, and provide a more personalized treatment to the patients.

Directorate of Customs and Excise, Norway

CIBER Norway has delivered an innovative and hugely important solution to the Norwegian Directorate of Customs and Excise. The "Register of Cross Border Transactions and Currency Exchange" application is a major tool for the Norwegian authorities in their investigations of various forms of fraud and money laundering. The key users will be the Customs and Excise, the Inland Revenue, the Police and the National Insurance Administration. Over 160 financial institutions in Norway (national and international banks, and all credit card companies) will report all international transactions to the Register on a daily basis.

CIBER developed and delivered the solution during the course of 2004. The contract was signed in February and the project started immediately. The solution went live on January 1st 2005, exactly on schedule. The solution is web-based and is one of the first transaction-oriented business applications to use the FAST Search and Transfer Technology for high performance searching of data in an Oracle database, estimated to hold details of up to 60 million transactions each year. As part of an on-going service, CIBER will manage the operations of the solution for 24 hours a day, 365 days a year.

This latest project builds on the long standing relationship between the Directorate of Customs and Excise and CIBER Norway over the last decade, during which time CIBER has delivered IT applications for intelligence, audit and control of import/export and an accounting application for automobile tax collection. The Directorate also uses CIBER consultants in their in-house projects.



Directorate of Customs & Excise, Norway
Left to right: Tom Erik Grannes, Director, The Norwegian Directorate Customs and Excise (NDCaE), Head of Steering Committee; Alice Jacobsen, IT Director (CIC), NDCaE; Roar Weltzien, Director, Customs Procedures and Enforcement Department (NDCaE); Bjorn T. Hval, Project Manager, CIBER Norway; and Steinar Sveen, Country Manager, CIBER Norway.



CIBER Novasoft in Eastern Asia

CIBER Novasoft Asia was originally set up by Novasoft AG in Singapore in 1995 and expanded into China in 2002, followed by first steps into the Malaysian Market in 2004. As a Service Partner of SAP, early specialization made Novasoft in Asia the leading partner in Oil and Gas / Downstream; Novasoft later followed up with the inclusion of Retail products.

In 2003, Novasoft was awarded the first regional SMB (small and medium sized businesses) Retail Reseller partner of SAP for Singapore, China and Malaysia, bringing their jointly developed retail industry business solution, "novaRetail™" to the Asian market. Much effort was spent on the shift from pure implementer to an implementer/reseller.

Now with CIBER in 2005, CIBER Novasoft brings the leverage for success across Asia, and a new office or two could be in the future.



China

CIBER Novasoft in Shanghai is optimally geared for the strong upcoming market in China's vast economic environment, being best described as dynamic and fast developing, with all the attributes of a market aiming to reach the maturity level of leading economies in other parts of the global marketplace. Our enhanced management team for 2005 and relationships with SAP are advantageous to attack this robust opportunity.



Singapore / Malaysia

The combination of the closely-linked markets of Singapore and Malaysia are targets for CIBER Novasoft with special focus on Retail in direct accounts and SMB markets in 2005.



CIBER India

As part of our Global Strategy of leveraging lower cost geographies within the United States and abroad, *CIBER India* was created as a delivery arm to provide additional cost and quality benefits for our clients. The cost of labor differential, combined with CIBER's software development and support processes, have enabled us to provide world-class services at very favorable price points.

While not yet to the scale we envisioned, this operation is ever-growing. More clients and more revenues have been achieved annually, and we ended 2004 larger and profitable. But, we want more...

In 2005, we plan to further define our outsourcing offerings and concentrate on multi-national users of our industry's services, both from the U.S. and Europe.

We have delivered very good work for the auto industry and financial services sectors; additional targets for 2005 include retail, distribution and financial services work.

Consolidated Statement of Operations

In thousands, except per share data	Year Ended December 31, 2002	2003	2004
Consulting services	$ 582,864	$ 663,973	$ 809,162
Other revenues	25,454	28,014	33,859
Total revenues	608,318	691,987	843,021
Cost of consulting services	416,658	478,328	589,397
Cost of other revenues	17,326	20,369	21,450
Selling, general and administrative expenses	148,902	158,163	176,692
Amortization of intangible assets	910	2,664	4,214
Operating income	24,522	32,463	51,268
Interest income	160	887	923
Interest expense	(1,357)	(2,077)	(7,028)
Other income, net	460	162	2,232
Income before income taxes	23,785	31,435	47,395
Income tax expense	9,607	11,451	17,694
Net income	$ 14,178	$ 19,984	$ 29,701
Earnings per share – basic	$ 0.22	$ 0.31	$ 0.49
Earnings per share – diluted	$ 0.22	$ 0.31	$ 0.45
Weighted average shares – basic	63,313	63,505	60,701
Weighted average shares – diluted	63,989	65,451	74,642

Consolidated Balanced Sheets

In thousands, except per share data	December 31, 2003	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 132,537	$ 44,446
Accounts receivable, net	140,037	206,108
Prepaid expenses and other current assets	10,521	18,163
Income taxes refundable	4,616	743
Deferred income taxes	4,931	5,421
Total current assets	292,642	274,881
Property and equipment, at cost	46,023	61,308
Less accumulated depreciation and amortization	(30,646)	(34,563)
Net property and equipment	15,377	26,745
Goodwill	249,992	417,663
Other intangible assets, net	8,231	31,982
Other assets	7,081	7,401
Total assets	$ 573,323	$ 758,672
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 17,236	$ 28,200
Accrued compensation and related liabilities	37,954	46,491
Other accrued expenses and liabilities	24,399	50,405
Income taxes payable	501	10,914
Total current liabilities	80,090	136,010
Bank line of credit	-	48,704
Long-term debentures	175,000	175,000
Deferred income taxes	8,650	13,118
Other long-term liabilities	4,951	4,300
Total liabilities	268,691	377,132
Commitments and contingencies		
Minority interest	-	3,877
Shareholders' equity:		
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	-	-
Common stock, $0.01 par value, 100,000 shares authorized, 64,705 shares issued in each period	647	647
Additional paid-in capital	266,777	267,549
Retained earnings	85,366	107,808
Accumulated other comprehensive income	6,051	20,647
Treasury stock, 6,106 and 2,163 shares, respectively, at cost	(54,209)	(18,988)
Total shareholders' equity	304,632	377,663
Total liabilities and shareholders' equity	$ 573,323	$ 758,672

Consolidated Statements of Shareholders' Equity

In thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balances at December 31, 2001	60,967	$ 610	$241,316	$ 54,385	$ (1,701)	$ (3,320)	$291,290
Net income	-	-	-	14,178	-	-	14,178
Unrealized gain on investments, net of $1,050 tax	-	-	-	-	1,511	-	1,511
Foreign currency translation	-	-	-	-	2,581	-	2,581
Comprehensive income							18,270
Acquisition consideration	1,105	11	8,685	-	-	-	8,696
Sale of stock to investors	2,459	25	14,070	-	-	-	14,095
Employee stock purchases and options exercised	172	1	1,267	(734)	-	5,183	5,717
Tax benefit from exercise of stock options	-	-	415	-	-	-	415
Stock compensation expense	2	-	110	2	-	34	146
Contingent liability for put options	-	-	(5,832)	-	-	-	(5,832)
Purchases of treasury stock	-	-	-	-	-	(5,267)	(5,267)
Balances at December 31, 2002	64,705	647	260,031	67,831	2,391	(3,370)	327,530
Net income	-	-	-	19,984	-	-	19,984
Unrealized loss on investments, net of $873 tax	-	-	-	-	(1,310)	-	(1,310)
Foreign currency translation	-	-	-	-	4,970	-	4,970
Comprehensive income							23,644
Employee stock purchases and options exercised	-	-	-	(2,453)	-	10,277	7,824
Tax benefit from exercise of stock options	-	-	908	-	-	-	908
Stock compensation expense	-	-	6	4	-	64	74
Settlement of put options	-	-	5,832	-	-	(5,832)	-
Purchases of treasury stock	-	-	-	-	-	(55,348)	(55,348)
Balances at December 31, 2003	64,705	647	266,777	85,366	6,051	(54,209)	304,632
Net income	-	-	-	29,701	-	-	29,701
Foreign currency translation	-	-	-	-	14,596	-	14,596
Comprehensive income							44,297
Acquisition consideration	-	-	-	(3,797)	-	34,255	30,458
Employee stock purchases and options exercised	-	-	-	(3,458)	-	12,087	8,629
Tax benefit from exercise of stock options	-	-	772	-	-	-	772
Stock compensation expense	-	-	-	(4)	-	60	56
Purchases of treasury stock	-	-	-	-	-	(11,181)	(11,181)
Balances at December 31, 2004	64,705	$ 647	$267,549	$107,808	$ 20,647	$(18,988)	$377,663

Consolidated Statements of Cash Flows

In thousands	Year Ended December 31, 2002	2003	2004
Operating Activities:			
Net income	$ 14,178	$ 19,984	$ 29,701
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,684	8,604	10,006
Amortization of intangible assets	910	2,664	4,214
Deferred income tax expense	7,009	7,653	10,155
Provision for doubtful receivables	3,520	2,025	1,208
Provision for office lease and closure costs	1,306	1,267	-
Other, net	(9)	(253)	(27)
Changes in operating assets and liabilities, net of the effect of acquisitions:			
Accounts receivable	16,849	6,789	(15,948)
Other current and long-term assets	2,121	1,459	1,347
Accounts payable	(7,400)	1,169	4,685
Accrued compensation and related liabilities	(427)	271	(12,145)
Other accrued expenses and liabilities	(4,801)	(15,592)	(6,185)
Income taxes payable/refundable	3,680	6,328	9,914
Net cash provided by operating activities	47,620	42,368	36,925
Investing Activities:			
Acquisitions, net of cash acquired	(41,552)	(17,648)	(120,328)
Proceeds from the sale of DigiTerra Broadband, net of expenses	-	1,986	300
Purchases of property and equipment, net	(2,879)	(4,410)	(7,357)
Purchases of investments	(4,393)	(62)	-
Sales of investments	1,652	593	-
Loans to officers	(1,493)	-	-
Repayment of loans to officers	243	-	-
Net cash used in investing activities	(48,422)	(19,541)	(127,385)
Financing Activities:			
Employee stock purchases and options exercised	5,717	7,824	8,629
Sale of stock to investors	14,095	-	-
Borrowings on long-term bank line of credit	337,044	367,965	246,448
Payments on long-term bank line of credit	(333,814)	(389,829)	(197,744)
Purchases of treasury stock	(4,017)	(55,348)	(11,181)
Repayment of debt of acquired company	(11,739)	-	(52,628)
Repayment of acquisition note payable	(1,500)	-	-
Borrowings on term note	-	-	6,000
Payments on term note	-	-	(1,800)
Line of credit origination/amendment fees paid	(100)	(250)	(88)
Proceeds from debenture offering, net of financing costs	-	169,289	-
Cash settlement of put options	-	(5,832)	-
Minority shareholder capital contribution	-	-	294
Net cash provided by (used in) financing activities	5,686	93,819	(2,070)
Effect of foreign exchange rate changes on cash	646	992	4,439
Net increase (decrease) in cash and cash equivalents	5,530	117,638	(88,091)
Cash and cash equivalents, beginning of period	9,369	14,899	132,537
Cash and cash equivalents, end of period	$ 14,899	$ 132,537	$ 44,446

Quarterly Financial Highlights

In thousands, except per share data	March 31	June 30	September 30	December 31	Total
			Quarter Ended		
Year Ended December 31, 2004					
Revenues	$ 180,055	$ 208,278	$ 219,451	$ 235,237	$ 843,021
Amortization of intangible assets	609	1,007	1,223	1,375	4,214
Operating income	9,715	13,931	14,318	13,304	51,268
Net income	5,965	7,930	8,355	7,451	29,701
Earnings per share - diluted*	$ 0.09	$ 0.12	$ 0.13	$ 0.11	$ 0.45
Cash earnings per share – diluted [1]*	$ 0.10	$ 0.13	$ 0.14	$ 0.12	$ 0.48
Year Ended December 31, 2003					
Revenues	$ 169,555	$ 177,143	$ 177,891	$ 167,398	$ 691,987
Amortization of intangible assets	529	784	710	641	2,664
Operating income	7,839	11,391	7,545	5,688	32,463
Net income	4,568	6,846	4,392	4,178	19,984
Earnings per share – diluted	$ 0.07	$ 0.11	$ 0.07	$ 0.07	$ 0.31
Cash earnings per share – diluted [1]*	$ 0.08	$ 0.11	$ 0.07	$ 0.07	$ 0.33

[1] Cash earnings per share is calculated based on cash net income, which equals net income plus tax adjusted amortization expense.
* Adopted EITF 04-8 effective 2003, which increases net income and shares outstanding when computing stated EPS.

Market for the Company's Common Stock and Related Shareholder Matters

The Company's common stock is listed on the New York Stock Exchange under the symbol "CBR." The table below sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Low	High
Year Ended December 31, 2003		
First Quarter	$ 3.91	$ 5.95
Second Quarter	4.58	7.02
Third Quarter	6.90	11.02
Fourth Quarter	7.58	9.68
Year Ended December 31, 2004		
First Quarter	8.99	11.30
Second Quarter	7.99	11.30
Third Quarter	6.44	8.00
Fourth Quarter	7.62	9.72
Year Ending December 31, 2005		
January 1 to March 9	7.39	9.54

As of December 2004 the number of beneficial owners of common stock was approximately 15,000.

The Company's policy is to retain its earnings to support the growth of the Company's business. Accordingly, the Board of Directors of the Company has not declared cash dividends on its common stock and does not presently have plans to do so.

CIBER's Board of Directors and Corporate Officers

CIBER's Board of Directors:

Bobby G. Stevenson, Chairman /***

Mac Slingerlend

Peter Cheesbrough */*

Paul Jacobs /*, ***
(New – Feb. 2005)

Arch McGill *, ***/*, **

Jim Rutherford */
(Term ends April 2005)

George Sissel **, ***/*,***

Jim Spira **/**,***

Jim Wetherbe /**
(New – Feb. 2005)

2004 Committee Assignments (/2005)

- * Audit
- ** Compensation
- *** Nominating/Governance

Corporate Officers:

President/Chief Executive Officer/Secretary
Mac Slingerlend

EVP/Chief Operating Officer
Ed Longo (Retiring April 2005)

SVP/Chief Financial Officer/Treasurer
Dave Durham

SVP/Administration
Pong Suvarnasorn

SVP & CEO/CIBER Europe
Terje Laugerud

VP/Chief Accounting Officer
Chris Loffredo

VP/General Counsel
Susan Keesen

VP/Employee Services
Dave Plisko

VP/Marketing
Robin Caputo

Operating Officers

CIBER Custom Solutions Division
Commercial

Practice Regional Vice Presidents
Tim Boehm
Tony Hadzi
Raye LaPlante
Joe Mancuso

SVP/Business Development
Joe Morone (& CIBER India)

VP/Business Development
Karl Populorum
Don Scott
Catherine Stalker

VP/Technology
Ivars Apse
Jon Scarpelli

VP/National Practice Leader
Khalid Mansour- Architecture

Regional VP
Steve Egart

VP/Area Directors
Karen Benjamin
Cyndi Geiger
Bill Hazelton
Jim Hudson
Tod Kerr
Christine Locklin
Heather Morris-Kyer
John Morrissey
Joe Mullally
Mark Perlstein
Tony Phillips
Dan Russell
Tom Streicher
Scott Youngman

VP/CIBERsites
Mike Murphy

Area Directors
Joni Burton
Mark Murphy
Kyle Nelson
Ron Noble
Jim Tatro
Tim Van Wyngarden
Robert Watts

Federal Government

SVP/Practice President
Wally Birdseye

VP/Business Development
MaryAnn Hoadley
Bob MacFarlane

Practice Vice Presidents
Walter Claxton
Jim Naylor
Deb Scott
Ron Smith

State & Local Government

SVP/Practice President
Ed Burns

VP/Business Development
Larry Henderson
Rob Mitchell
Ben Shultz
Steven H. Smith

VP/National Practice Leader
Ed Bassett - Security

Regional VPs
Ron Frazier
Ann Griffiths
Mark Wilson

VP/Area Directors
Carla Capps
Joe Marchizza
Michaelene Smith
Paul Quade

Area Directors
Shane Davis
Jerry Kincaid
Ramu Ramanathan
Raj Sridar
Jim Tucker
Barry Van Sant
John Wood

CIBER Enterprise Solutions Division

President
Russ Wheeler

VP/Business Development
Garth Carter

Practice Vice Presidents
Eric Borcherding
Janice D'Aloia
Mike Dillon
Paul Robson
Joerg Rohde
Bob Wiltse

CIBER Europe

European President & CEO
Terje Laugerud

SVP/European CFO
Peter Harris

VP-Strategy & Development
Tom van den Berg

VP/Business Development
László Gotthard
Georg Konrad
Peter Lloyd

European Country Managers (Including Eastern Asia)
Ann-Catrine Appelquist (Sweden)
Tom van den Berg (Netherlands)
Roger Cousins (UK)
Jörg Dietmann (Germany)
Rolf Eichenberger (Shanghai)
Juan Pablo de la Fuente Diaz (Spain)
José Antonio Hernández Muñoz (Spain)
Wolfgang Lehmann (Russia)
Peter Lloyd (Denmark)
Tarja Mäkinen (Finland)
Vladimír Moravec (Czech Republic)
Marc Oleschkewitz (Austria)
Oliver Ritter (Austria)
Steinar Sveen (Norway)
Günter Winter (Singapore)

Country Contact Information

CIBER, Inc.
Corporate Headquarters
5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111
Tel: 303-220-0100
www.ciber.com

CIBER Federal
7900 Westpark Drive
Suite A515
McLean, VA 22102
Tel: 703-610-6400
www.ciber.com/services/federal/

CIBER State & Local
One Lincoln Centre 18 W.
140 Butterfield Rd, Suite 400
Oakbrook Terrace, IL 60181
Tel: 630-424-1400
http://stategov.ciber.com/

CIBER Enterprise Solutions
10230 N.E. Points Drive
Suite 500
Kirkland, WA 98033
Tel: 425-284-1360
www.ciber.com/ces/

EUROPE

CIBER Novasoft Austria
Julius-Meini-Gasse 7
Vienna
Austria 1160
Tel: +43 1532 7896
www.ciber-novasoft.com

CIBER Novasoft Czech Republic
Oldrichova 49
Prague 2
Czech Republic 128 00
Tel: +420 2 6122 0064
www.ciber-novasoft.com

CIBER Denmark
Lautruphoj 1 – 3
Ballerup, Denmark
DK 2750
Tel: +45 44 66 2466
www.ciber-denmark.com

CIBER Novasoft Finland
Metsanneidonkuja 6
Espoo
Finland 02130
Tel: +358 9-7255 5050
www.ciber-novasoft.com

CIBER Novasoft Germany (Heidelberg)
Alte Eppelheimer Str. 8
Heidelberg
Germany 69115
Tel: +49 6221 4502 0
www.ciber-novasoft.com

CIBER Novasoft Germany (Köln)
Rolshover Str. 99
Köln
Germany 51105
Tel: +49 2218 3066 31
www.ciber-novasoft.com

CIBER Novasoft Germany (Stuttgart)
Wolf-Hirth-Str. 10
Böblingen
Germany 71034
Tel: +49 7031 2137 20
www.ciber-novasoft.com

CIBER Netherlands (Eindhoven)
Meerkollaan 15
Eindhoven
The Netherlands
5613 BS
Tel: +31 40 232 9090
www.ciber-netherlands.com

CIBER Netherlands (Nieuwegein)
Archimedesbaan 16
Nieuwegein
The Netherlands 3439 ME
Tel: 31 30 608 5080
www.ciber-netherlands.com

CIBER Norway
Stortorvet 10
Postboks 417 Sentrum
Oslo, Norway N-0103
Tel: +47 22 34 8000
www.ciber-norway.com

CIBER Novasoft Russia
ul. Italinaskaia 5
Saint Petersburg
Russia 191011
Tel: +7 812 346 7670
www.ciber-novasoft.com

CIBER Sweden
Sveavägen 17, 13 van
Stockholm
Sweden 111 57
Tel: +46 8 506 111 00
www.ciber-sweden.com

CIBER UK (Barnsley)
Maple Road
Wentworth Industrial Park Tankersley
Barnsley, S. Yorkshire, UK S75 3DL
Tel: +44 1226 355100
www.ciber-uk.com

CIBER UK (Hinckley)
No2 Watling Drive
Sketchley Meadows Business Park
Hinckley, Leicestershire
UK LE10 3EY
Tel: +44 870 000 0204
www.ciber-uk.com

CIBER UK (Leicester)
1 Smith Way, Grove Park
Enderby, Leicester
Leicesterhire, UK LE19 1SX
Tel: +44 870 000 0204
www.ciber-uk.com

CIBER UK (London) (Europe HQ)
101 Wigmore Street
London W1U 1QU
United Kingdom
Tel: +44 20 7355 1101
www.ciber-uk.com

CIBER Novasoft UK (Middlesex)
Salamander Quay West, Park Lane
Harefield, Middlesex, UK
UB9 6NZ
Tel: +44 1895 829 100
www.ciber-novasoft.com/uk

CIBER UK (Oxford)
Wolsey Hall
66 Banbury Road, Oxford
United Kingdom OX2 6PR
Tel: +44 1865 315200
www.ciber-uk.com

SPAIN (Offilog)

Offilog (Barcelona)
Edificio Torre Mapfre
C/Marina, Planta 19 A-D
Barcelona, Spain 08005
Tel: +34-93 225 7430
www.ciber-novasoft.com

Offilog (Madrid)
Edificio Torre Picasso
C/Pl. Ruiz Picasso, 1, Planta 20
Madrid, Spain 28020
Tel: +34-91 417 7484
www.ciber-novasoft.com

Offilog (Zargoza)
Paweo Independcia
8 dupl. 2° izquierda
Zargoza, Spain 50004
Tel: +34-97 679 4362
www.ciber-novasoft.com

ASIA

CIBER India
c/o CIBER Offshore Services
345 Woodcliff Drive
Fairport, NY 14450
Tel: 585-385-7710
www.ciber.com/india

CIBER Novasoft China
Unit C, 6/F Century Ba-shi Bldg.
398 Huai Hai Zhong Road
Shanghai, China 200021
Tel: +86 21 6387 5003
www.ciber-novasoft.com

CIBER Novasoft Singapore
47 Scotts Road
09-03 Goldbell Towers
Singapore, Singapore 228233
Tel: +65 6887 1033
www.ciber-novasoft.com

Office Locations



Custom Solutions Division
(Commercial, Federal and State & Local)
Atlanta, GA
Austin, TX
Baton Rouge, LA
Birmingham, AL
Bloomington, IL
Boston, MA
Charlotte, NC
Chicago, IL
Cincinnati, OH
Colorado Springs, CO
Columbus, OH
Dallas, TX
Denver, CO (3)
Detroit, MI
Edison, NJ
Frankfort, KY
Ft. Lauderdale, FL
Harrisburg, PA
Hoboken, NJ
Indianapolis, IN
Jackson, MS
Jacksonville, FL
Jefferson City, MO
Kansas City, KS
Little Rock, AR
Louisville, KY
Melbourne, FL
Memphis, TN
Minneapolis, MN
Montgomery, AL
Nashville, TN
Newport News, VA
Orlando, FL
Peachtree City, GA
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Portland, OR
Providence, RI
Raleigh, NC
Rochester, MN
Rochester, NY
Sacramento, CA
San Francisco, CA
Scottsdale, AZ
Seattle, WA
Springfield, IL
St. Louis, MO
Tallahassee, FL
Tampa, FL
Vancouver, WA (2)
Washington, D.C. (2)

CIBERsites
Oklahoma City, OK
Tampa, FL

CIBER Enterprise Solutions Division
Atlanta, GA
Chicago, IL
Cincinnati, OH
Concord, CA
Dallas, TX
Denver, CO
Indianapolis, IN
Orange County, CA
San Mateo, CA
Seattle, WA
South Bend, IN
Toronto, Canada
London, England

CIBER Europe
Vienna, Austria
Prague, Czech Republic
Copenhagen, Denmark
Helsinki, Finland
Heidelberg, Germany
Köln, Germany
Stuttgart, Germany
Eindhoven, Netherlands
Nieuwegein, Netherlands
Oslo, Norway
St. Petersburg, Russia
Barcelona, Spain
Madrid, Spain
Zaragoza Spain
Stockholm, Sweden
Barnsley, United Kingdom
Harefield, United Kingdom
Hinckley, United Kingdom
Leicester, United Kingdom
London, United Kingdom
Oxford, United Kingdom

CIBER Asia
Bangalore, India
Shanghai, China
Singapore, Singapore

Additional Information

Additional financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis can be found in our December 31, 2004 Form 10-K filed with the Securities and Exchange Commission. Our Form 10-K can be accessed through the SEC's web site at www.sec.gov/edgar.shmtl or copies can be obtained without charge by writing to the Investor Relations Department at CIBER, Inc. or by calling 303-220-0100. Please look for periodic additional communications on the Internet at http://www.ciber.com.

CIBER is pleased to offer on-line investor services. Shareholders can now enjoy the benefits and convenience of electronic delivery of the Annual Report, Proxy Statement and related materials, online proxy voting and more.

To enroll for on-line "deliver" next year, visit www.icsdelivery.com/cbr. When hard copies of the Proxy Statement and Annual Report to Stockholders are distributed in connection with future Annual Meetings, you will receive an e-mail alert that the materials are ready to be viewed on-line. This e-mail will also provide instructions on how to vote your shares on-line. If you enroll, you will not receive hard copies of the Proxy Statement and Annual Report to Stockholders in the mail. Thank you.

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:30 A.M. Mountain Time on May 3, 2005 via the Internet only at www.ciber.com/cbr/annualmeeting.

Transfer Agent	**Auditors**
UMB Bank	Ernst & Young LLP
Kansas City, MO	Denver, Colorado

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's press releases, quarterly and annual reports, 10-Ks, 10-Qs and other Securities and Exchange Commissions filings.

CIBER's annual CEO certification was filed with the NYSE on May 10, 2004. In addition, CIBER has filed the CEO/CFO certifications required by Section 302 of the Sarbanes-Oxley Act as exhibits to the Company's annual report on Form 10-K filed with the Securities and Exchange Commission in 2005.

Annual Report Support
SanderGBSM

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